EXHIBIT 99.1

POET Technologies Launches 400G FR4 and 800G (2x400G FR4) Receive Optical Engines

TORONTO, March 03, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the launch of its 400G FR4 and 800G (2x400G FR4) Receive (RX) Optical Engines based on the POET Optical Interposer, a unique hybrid silicon photonics platform.

The POET 400G FR4 Receive Optical Engine Photonic Integrated Circuit (PIC) is the industry’s only chip-scale integrated (single chip) version of a FR4 RX Optical Engine available today, with associated performance, power and cost advantages that apply to a dual 400G FR4 (for an 800G) receive solution as well. The advantages are derived from the POET Optical Interposer platform, which enables the integration of “best of breed” photonic components onto a single chip “passively,” that is, without any costly “active” alignment requirements.   In addition, the products demonstrate four unique features that when combined, result in a superior solution compared to either standard “free-space” optics or standard silicon photonics-based engines.

  Four 100G or eight 100G (in the 2x400G configuration) 56 gigabaud (GB) photodetectors flip-chipped onto the Optical Interposer and coupled passively to vertical mirrors embedded in the Optical Interposer;
  A low-loss AWG (Arrayed Waveguide Grating)-based quad-wavelength demultiplexer that is polarization independent (“nonbirefringent”), temperature independent (“athermal”) and is monolithically integrated into the optical waveguide layer of the Optical Interposer -- all features that are advantageous and superior to conventional Silicon Photonics optical engines;
  Input Spot Size Converters integrated into the optical waveguide layer that precisely match the input mode size of a single mode fiber, further enhancing its low-loss performance; and
  A small size (3.8mm x 10mm) form factor, which enables an 800G Optical Engine in a 2x400G configuration in both OSFP and QSFP-DD800 optical transceiver modules.

“We’re excited to begin sampling and qualification of our 400G/800G FR receivers ahead of our original schedule,” said Dr. Suresh Venkatesan, Chairman & CEO, POET Technologies. “Our advanced and proprietary hybrid silicon photonics platform technology is uniquely suited to provide the cost and performance required for 400G and 800G FR4 modules.  The product represents a true "semiconductorization" of photonic engines using traditional pick and place bonding equipment and passive alignment of photonics devices. With Super Photonics Xiamen (SPX), our joint venture with Sanan IC, we also provide the ability to rapidly scale production to meet the demands of this fast-growing market.”

“This 400G receiver utilizes a truly game-changing technology that will make POET's approach of hybrid silicon photonics a force to reckon with in the 400G/800G FR4 module market,” said Ben Chen, Chief Technology Officer of Surinno Photonics (formerly Hengtong-Rockley). “POET Technologies has been able to utilize its platform concept to provide easy-to-use optical engines for the data communications market with rapid deployment and demonstrations of 100G/200G TX-RX engines and also 400G FR4 engines. It’s amazing technology.”

LightCounting has forecasted that the market for 400G and 800G Ethernet transceiver modules will exceed $2B annually by 2024. The 400G and 800G Optical Engines will be manufactured and provided by SPX.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product launches, product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its product launches, development efforts, ability to successfully demonstrate its products on time, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to demonstrate or launch products, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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